PROSPECTUS                                      Filed Pursuant to Rule 424(b)(3)
                                       Registration Statement File No. 333-21505

                            PARADIGM TECHNOLOGY, INC.

                        3,904,300 Shares of Common Stock

                                 --------------

       This Prospectus covers 3,904,300 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Paradigm Technology, Inc. ("Paradigm" or the "Company") offered for the account of certain stockholders of the Company (the "Selling Stockholders").

       The Shares offered hereby by one of the Selling Stockholders consist of up to a maximum of 1,600,000 shares of Common Stock issuable upon conversion of the Company's 5% Series A Convertible Redeemable Preferred Stock (the "Preferred Stock"). For purposes of determining the number of Shares to be offered by such Selling Stockholder for this Prospectus, the number of shares of Common Stock calculated to be issuable upon conversion of the Preferred Stock is based on a conversion price of $1.5244 which represents an average closing bid price of the Common Stock over five consecutive trading days. Such conversion price is used merely for the purposes of setting forth a number for this Prospectus and is greater than the average closing bid price over the five consecutive trading days preceding April 21, 1997 which was $1.40. The number of shares of Common Stock issuable upon conversion of the Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company including, among other things, the future market price of the Common Stock. See "The Company--Recent Developments--Sale of Preferred Stock" and "Risk Factors--Potential Volatility of Stock Price."

       The Shares may be offered by the Selling Stockholders from time to time in transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to bear all expenses of registration of the Shares, but all selling and other expenses incurred by a Selling Stockholder will be borne by that Selling Stockholder.

       The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Selling Stockholders" and "Plan of Distribution."

       The Common Stock is traded on the Nasdaq National Market under the symbol "PRDM." On April 21, 1997, the last reported sale price of the Common Stock reported on the Nasdaq National Market was $1.50 per share.

                                ---------------

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE .

                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ---------------

       NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                  The date of this Prospectus is April 30, 1997

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

      AVAILABLE INFORMATION...........................................   2
      DOCUMENTS INCORPORATED BY REFERENCE.............................   3
      THE COMPANY.....................................................   4
      RISK FACTORS....................................................   6
      PRICE RANGE OF COMMON STOCK.....................................  12
      USE OF PROCEEDS.................................................  12
      SELLING STOCKHOLDERS............................................  13
      PLAN OF DISTRIBUTION............................................  14
      LEGAL MATTERS...................................................  15
      EXPERTS.........................................................  15


                              AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, Suite 1300, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

       The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                       DOCUMENTS INCORPORATED BY REFERENCE


       The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

       (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A Amendment No. 1 filed on April 23, 1997 and as amended by Form 10-K/A Amendment No. 2 filed on April 30, 1997;

       (2) the Company's Current Report on Form 8-K, dated February 5, 1997 and filed with the Commission on February 6, 1997; and

       (3) the Company's Registration Statement on Form 8-A registering the Common Stock under Section 12(g) of the Exchange Act.

       All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.

       Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the foregoing documents incorporated by reference in the Registration Statement (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to Paradigm Technology, Inc., 694 Tasman Drive, Milpitas, California 95035, telephone (408) 954-0500.

                                   THE COMPANY


       Paradigm Technology, Inc. ("Paradigm" or the "Company") designs and markets high speed, high density static random access memory ("SRAM") semiconductor devices to meet the needs of advanced telecommunications devices, networks, workstations, high performance PCs, advanced modems and complex military/aerospace applications. The Company focuses on high performance, 10 nanosecond ("ns") and faster SRAMs. For the year ended December 31, 1996, 10ns and faster SRAMs accounted for approximately 36% of the Company's sales. Paradigm believes its proprietary Complimentary Metal Oxide Semiconductor ("CMOS") process and design technologies enable it to offer SRAMs with high speeds and small die sizes. Using a combination of innovative process architecture and design know-how, the Company was one of the first companies to introduce high speed CMOS SRAMs for three successive generations of product densities: 256 kilobit ("K"), one megabit ("M"), and 4M. Paradigm's customers include Hughes Network Systems, Motorola and US Robotics.

RECENT DEVELOPMENTS

       SALE OF MANUFACTURING OPERATIONS. On November 15, 1996, Paradigm sold its wafer fabrication facility (the "Fab") to Orbit Semiconductor, Inc., a wholly owned subsidiary of DII Group, Inc. ("Orbit"). The Company received aggregate consideration of $20 million consisting of $6.7 million in cash, $7.5 million in debt assumption, and promissory notes in the aggregate principal amount of $5.8 million. The sale of the Fab resulted in a loss of $4.6 million, which was recorded in the fourth quarter of 1996.

       As a result of the sale of the Fab, Paradigm's future needs for wafers will need to be supplied by third parties. Orbit has agreed to supply the Company a specified quantity of wafers to offset Orbit's payment obligations against the promissory notes delivered in connection with the sale. The Company is also in the process of seeking wafer supply from offshore foundries who would provide 8-inch wafers using 0.35 micron process technology. See "Risk Factors-Dependence on Foundries and Other Third Parties."

       SALE OF PREFERRED STOCK. On January 23, 1997, Paradigm sold a total of 200 shares of 5% Series A Convertible Redeemable Preferred Stock (the "Preferred Stock") in a private placement to Vintage Products, Inc. ("Vintage") at a price of $10,000 per share, for total proceeds (net of payments to third parties) of approximately $1,880,000. The Preferred Stock is convertible at the option of the holder into the number of fully paid and nonassessable shares of Common Stock as is determined by dividing (A) the sum of (1) $10,000 plus (2) the amount of all accrued but unpaid or accumulated dividends on the shares of Preferred Stock being converted by (B) the Conversion Price in effect at the time of conversion. The "Conversion Price" will be equal to the lower of (i) $2.25 or (ii) eighty-two percent (82%) of the average closing bid price of a share of Common Stock as quoted on the Nasdaq National Market over the five (5) consecutive trading days immediately preceding the date of notice of conversion of the Preferred Stock. The Company is not required to issue shares of Common Stock equal to or greater than twenty percent (20%) of the Common Stock outstanding on the date of the initial issuance of the Preferred Stock. At the time of the initial issuance of the Preferred Stock, the Company had outstanding 7,243,154 shares of Common Stock, twenty percent of which equaled approximately 1,448,631 shares. The Company has the option of seeking stockholder approval for the issuance of shares in excess of 1,448,631 shares, seeking Nasdaq National Market approval for the issuance of shares in excess of 1,448,631 shares or redeeming the shares in excess of 1,448,631 shares.

       The Shares offered hereby by Vintage consist of a maximum of 1,600,000 shares of Common Stock issuable upon conversion of the Preferred Stock. For purposes of determining the number of Shares to be offered by Vintage for this Prospectus, the number of shares of Common Stock calculated to be issuable upon conversion of the Preferred Stock is based on a conversion price of $1.5244 which represents an average closing bid price of the Common Stock over five consecutive trading days. Such conversion price is used merely for the purposes of setting forth a number for this Prospectus and is greater than the average closing bid price over the five consecutive trading days preceding April 21, 1997 which was $1.40. The number of shares of Common Stock issuable upon conversion of the Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company including, among other things, the future market price of the Common Stock. See "Risk Factors--Potential Volatility of Stock Price."

       SHUTDOWN OF NEWLOGIC CORPORATION OPERATIONS. In June 1996, the Company acquired NewLogic Corp. ("NewLogic") with the strategy to expand Paradigm's product line beyond SRAMs. In early 1997, the Company believed that it was in Paradigm's best interest to shut down the NewLogic operation and focus on Paradigm's core SRAM products and markets.

       The Company was incorporated in California in 1987 and reincorporated in Delaware in 1995. The Company's executive offices are located at 694 Tasman Drive, Milpitas, California 95035 and its telephone number is (408) 954-0500.

       WHEN USED IN THIS PROSPECTUS, THE WORDS "EXPECTS," "ANTICIPATES," "ESTIMATES" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS, WHICH INCLUDE STATEMENTS CONTAINED IN "RISK FACTORS" CONCERNING THE TIMING OF AVAILABILITY AND FUNCTIONALITY OF PRODUCTS UNDER DEVELOPMENT, PRODUCT MIX, TRENDS IN AVERAGE SELLING PRICES, THE PERCENTAGE OF EXPORT SALES AND SALES TO STRATEGIC CUSTOMERS, THE ADOPTION OR RETENTION OF INDUSTRY STANDARDS, AND THE AVAILABILITY AND COST OF PRODUCTS FROM THE COMPANY'S SUPPLIERS, ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN TO REFLECT ANY CHANGE IN THE COMPANY'S EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.


                                  RISK FACTORS

       THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

       UNCERTAINTY OF FUTURE PROFITABILITY; NEED FOR ADDITIONAL FUNDS. For the year ended December 31, 1996 the Company reported a net loss of $36.4 million. The sale of the Company's fabrication facility in November 1996, resulted in a loss of $4.6 million, which was recorded in the fourth quarter of 1996.

       The Company's recent operations have consumed substantial amounts of cash. The Company believes that cash flow from operations and other existing and potential sources of liquidity will be sufficient to meet its projected working capital and other cash requirements through at least the remainder of 1997. However, there can be no assurance that the Company will not need additional capital and if so that such capital can be successfully obtained on terms acceptable to the Company or at all. The sale or issuance of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that additional financing, if required, will be available when needed or, if available, will be on terms acceptable to the Company.

       FLUCTUATIONS IN QUARTERLY RESULTS. The Company has experienced significant quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by a number of factors, including changes in manufacturing yields by contracted manufacturers, changes in the mix of products sold, the timing of new product introductions by the Company or its competitors, cancellation or delays of purchases of the Company's products, the gain or loss of significant customers, the cyclical nature of the semiconductor industry and the consequent fluctuations in customer demand for the Company's devices and the products into which they are incorporated, and competitive pressures on prices. A decline in demand in the markets served by the Company, lack of success in developing new markets or new products, or increased research and development expenses relating to new product introductions could have a material adverse effect on the Company. Moreover, because the Company sets spending levels in advance of each quarter based, in part, on expectations of product orders and shipments during that quarter, a shortfall in revenue in any particular quarter as compared to the Company's plan could have a material adverse effect on the Company. Beginning in late 1995 and continuing into 1996, the market for certain SRAM devices experienced a significant excess supply relative to demand, which resulted in a significant downward trend in prices. The market for the Company's products could continue to experience a downward trend in pricing which could adversely affect the Company's operating results. The Company's ability to maintain or increase revenues in light of the current downward trend in product prices will be highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in average selling prices of existing products. Declining average selling prices will also adversely affect the Company's gross margins unless the Company is able to reduce its costs per unit to offset such declines. There can be no assurance that the Company will be able to increase unit sales volumes, introduce and sell new products, or reduce its costs per unit.

       RISKS RELATING TO LOW-PRICED STOCKS. The Common Stock is currently eligible for listing on Nasdaq. In order to continue to be listed on Nasdaq, however, the Company must maintain $2,000,000 in total assets, a $200,000 market value of the public float and $1,000,000 in total capital and surplus. In addition, continued inclusion on Nasdaq requires two market-makers and a minimum bid price of $1.00 per share. In the future, if the Company fails to meet these maintenance criteria it may result in the delisting of the Company's securities from Nasdaq, and trading, if any, and the Company's securities would thereafter be conducted in the non-Nasdaq over-the-counter market. If the Company's securities are delisted, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, if the Common Stock were to become delisted from trading on Nasdaq and the trading price of the Common Stock were to remain below $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any nonNasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of purchasers in this offering to sell the Common Stock in the secondary market.

       DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGIES. The market for the Company's products is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Average selling prices for many of the Company's products have generally decreased over the products' life cycles in the past and are expected to decrease in the future. Accordingly, the Company's future success will depend, in part, on its ability to develop and introduce on a timely basis new products and enhanced versions of its existing products which incorporate advanced features and command higher prices. The success of new product introductions and enhancements to existing products depends on several factors, including the Company's ability to develop and implement new product designs, achievement of acceptable production yields, and market acceptance of customers' end products. In the past, the Company has experienced delays in the development of certain new and enhanced products. Based upon the increasing complexity of both modified versions of existing products and planned new products, such delays could occur again in the future. Further, the cost of development can be significant and is difficult to forecast. In addition, there can be no assurance that any new or enhanced products will achieve or maintain market acceptance. If the Company is unable to design, develop and introduce competitive products or to develop new or modified designs on a timely basis, the Company's operating results will be materially adversely affected.

       DEPENDENCE ON FOUNDRIES AND OTHER THIRD PARTIES. On November 15, 1996, the Company sold its Fab to Orbit. Following the sale of the Fab, the Company and Orbit entered into a Wafer Manufacturing Agreement. Orbit will supply a quantity of wafers to the Company over a specified period of time to offset Orbit's payment obligations against the promissory notes delivered in connection with the sale. The Company is also in the process of seeking wafer supply from other offshore foundries, and anticipates that it will conduct business with other foundries by delivering written purchase orders specifying the particular product ordered, quantity, price, delivery date and shipping terms and, therefore, such foundries will not be obligated to supply products to the Company for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. Reliance on outside foundries involves several risks, including constraints or delays in timely delivery of the Company's products, reduced control over delivery schedules, quality assurance, potential costs and loss of production due to seismic activity, weather conditions and other factors. To the extent a foundry terminates its relationship with the Company, or should the Company's supply from a foundry be interrupted or terminated for any other reason, the Company may not have a sufficient amount of time to replace the supply of products manufactured by the foundry. Should the Company be unable to obtain a sufficient supply of products to enable it to meet demand, it could be required to allocate available supply of its products among its customers. Until recently, there has been a worldwide shortage of advanced process technology foundry capacity and there can be no assurance that the Company will obtain sufficient foundry capacity to meet customer demand in the future, particularly if that demand should increase. The Company is continuously evaluating potential new sources of supply. However, the qualification process and the production ramp-up for additional foundries could take longer than anticipated, and there can be no assurance that such sources will be able or willing to satisfy the Company's requirements on a timely basis or at acceptable quality or per unit prices.

       Constraints or delays in the supply of the Company's products, whether because of capacity constraints, unexpected disruptions at the current or future foundries or assembly houses, delays in obtaining additional production at the existing foundry or in obtaining production from new foundries, shortages of raw materials, or other reasons, could result in the loss of customers and other material adverse effects on the Company's operating results, including effects that may result should the Company be forced to purchase products from higher cost foundries or pay expediting charges to obtain additional supply.

       SEMICONDUCTOR INDUSTRY; SRAM MARKET. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times, characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. During 1996, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices. The Company expects to continue to experience a downward trend in pricing which could adversely affect the Company's operating margins. The selling prices that the Company is able to command for its products are highly dependent on industry-wide production capacity and demand, and as a consequence the Company could experience rapid erosion in product pricing which is not within the control of the Company and which could adversely effect the Company's operating results. The Company expects that additional SRAM production capacity will become increasingly available in the foreseeable future, and such additional capacity may adversely affect the Company's margins and competitive position. In addition, the Company may experience period-to-period fluctuations in operating results because of general semiconductor industry conditions, overall economic conditions, or other factors. The Company's business is also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of semiconductor products.

       LITIGATION. On August 12, 1996, a securities class action lawsuit was filed in Santa Clara County Superior Court against the Company and certain of its officers and directors (the "Paradigm Defendants"). The class alleged by plaintiffs consists of purchasers of the Company's common stock from November 20, 1995 to March 22, 1996, inclusive. The complaint alleges negligent misrepresentation, fraud and deceit, breach of fiduciary duty, and violations of certain provisions of the California Corporate Securities Law and Civil Code. The plaintiffs seek an unspecified amount of compensatory and punitive damages. Plaintiffs allege, among other things, that the Paradigm Defendants wrongfully represented that the Company would have protection against adverse market conditions in the semiconductor market based on the Company's focus on high speed, high performance semiconductor products. The Paradigm Defendants intend to vigorously defend the action. On September 30, 1996, the Paradigm Defendants filed a demurrer seeking to have plaintiffs' entire complaint dismissed with prejudice. On December 12, 1996, the Court sustained the demurrer as to all of the causes of action except for violation of certain provisions of the California Corporate Securities Law and Civil Code. The Court, however, granted plaintiffs leave to amend the complaint to attempt to cure the defects which caused the Court to sustain the demurrer. Plaintiffs failed to amend within the allotted time. On January 8, 1997, the Paradigm Defendants filed an answer to the complaint denying any liability for the acts and damages alleged by the plaintiffs. Plaintiffs have since served the Paradigm Defendants with discovery requests for production of documents and interrogatories, to which the Paradigm Defendants have responded, with other responses not yet due. The Paradigm Defendants have served the plaintiffs with an initial set of discovery requests. Additional discovery is scheduled to take place prior to the hearing on the motion for class certification, tentatively scheduled for May 20, 1997. There can be no assurance that the Company will be successful in such defense. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, the Company's business, operating results and cash flows could be materially adversely affected.

       On February 21, 1997, an additional purported class action lawsuit was filed in Santa Clara County Superior Court against the Company and certain of its officers and directors, with causes of action and factual allegations essentially identical to those of the August 12, 1996 class action lawsuit. This second class action is asserted against the same Paradigm Defendants, PaineWebber, Inc. and Smith Barney. The Paradigm Defendants have authorized counsel to acknowledge service which occurred on April 9, 1997. The Paradigm Defendants responsive pleading is due by May 9, 1997. The Paradigm Defendants believe the new class action to be essentially identical to the causes of action and factual allegations as the August 12, 1996 class action. Therefore, the Company believes that it probably will be subject to the demurrer which the Court sustained in the August 12, 1996 class action as to all causes of action asserted against Michael Gulett and all but one of the causes of action asserted against the remaining Paradigm Defendants. There can be no assurances that the Court will determine that the February 21, 1997 class action will be subject to the demurrer or that the Company will be successful in the defense of the class actions.

       PRODUCT AND CUSTOMER CONCENTRATION; DEPENDENCE ON TELECOMMUNICATIONS AND COMPUTER INDUSTRIES. Currently, substantially all of the Company's sales are derived from the sale of SRAM products. Additionally, a substantial portion of the Company's sales is derived from a relatively small number of customers. For the year ended December 31, 1995,

Motorola accounted for 28% of the Company's sales, and for the year ended December 31, 1996, Motorola, All American Semiconductor and Micron Technology accounted for 25%, 13% and 13%, respectively, of the Company's sales. Substantially all of the Company's products are incorporated into telecommunications and computer-related products. The telecommunications and computer industries have recently experienced strong unit sales growth, which has increased demand for integrated circuits, including the memory products offered by the Company. However, these industries have from time to time experienced cyclical, depressed business conditions. Such industry downturns have historically resulted in reduced product demand and declining average selling prices. The Company's business and operating results could be materially and adversely affected by a downturn in the telecommunications or computer industries in the future.

       COMPETITION. The semiconductor industry is intensely competitive and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. The Company competes with large domestic and international semiconductor companies, most of which have substantially greater financial, technical, marketing, distribution, and other resources than the Company. The Company's principal competitors in the high performance SRAM market include Motorola and Micron Technology. Other competitors in the SRAM market include Alliance Semiconductor, Cypress Semiconductor, Integrated Device Technology, Integrated Silicon Solution, Samsung and numerous other large and emerging semiconductor companies. In addition, other manufacturers can be expected to enter the high speed, high density SRAM market.

       The ability of the Company to compete successfully depends on elements outside its control, including the rate at which customers incorporate the Company's products into their systems, the success of such customers in selling those systems, the Company's protection of its intellectual property, the number, nature, and success of its competitors and their product introductions, and general market and economic conditions. In addition, the Company's success will depend in large part on its ability to develop, introduce, and manufacture in a timely manner products that compete effectively on the basis of product features (including speed, density, die size, and packaging), availability, quality, reliability, and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. There is no assurance that the Company will be able to compete successfully in the future.

       STRATEGIC RELATIONSHIPS; POTENTIAL COMPETITION. The Company, pursuant to certain licenses of its technology, has entered into strategic relationships with NKK Corporation ("NKK") and Atmel Corporation ("Atmel"). The Company has had a long-standing business relationship with NKK which began in October 1992. The Company, NKK and affiliates of NKK entered into several equity and debt transactions which provided start-up and development funding to the Company. Given the long-standing relationship, the Company and NKK entered into three technology license and development agreements which provide for NKK to supply the Company a specified number of 1M SRAMs for three years. These Agreements provided funding to the Company.

       The Company's business relationship with Atmel began in April 1995 when pursuant to certain agreements, Atmel purchased a substantial number of shares of the Company's capital stock from the Company, certain stockholders of the Company who had been unsecured creditors of the Company as of the reorganization and from the Company's equipment lessors. Atmel also acquired certain warrants to purchase shares of the Company's Common Stock. In 1995, the Company and Atmel entered into a five-year License and Manufacturing Agreement pursuant to which Atmel would provide the capacity to manufacture wafers at its wafer manufacturing facility. The Company entered into such agreement with Atmel because Atmel provided the Company with significant wafer manufacturing capacity when such capacity was in short supply.

       The Company previously licensed the design and process technology for substantially all of its products at such time, including certain of its 256K, 1M and 4M products, to NKK as a source of revenue. The Company has not licensed any of its current products to NKK. In the future, the Company may compete with NKK with respect to all of such products in certain Pacific Rim countries, North America and Europe and, as to certain of its 256K and 1M products, in the rest of the world. In 1995, NKK commenced production of products using the Company's design and process technologies, and therefore may become a more significant competitor of the Company. Paradigm has also licensed to Atmel the right to produce certain of its SRAM products which provided significant wafer manufacturing capacity. As a result, the Company is likely to compete with Atmel with respect to such products. Because Atmel has greater resources than the Company and has foundry capacity, any such competition could adversely affect the Company. To the extent that the Company enters into similar arrangements with other companies, it may compete with such companies as well.

       DEPENDENCE ON PATENTS, LICENSES AND INTELLECTUAL PROPERTY; POTENTIAL LITIGATION. The Company intends to continue to pursue patent, trade secret, and mask work protection for its semiconductor process technologies and designs. To that end, the Company has obtained certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes, as appropriate. The process of seeking patent protection can be long and expensive, and there is no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In particular, there can be no assurance that any patents held by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide competitive advantage to the Company. The Company also relies on trade secret protection for its technology, in part through confidentiality agreements with its employees, consultants and third parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of certain territories in which the Company's products are or may be developed, manufactured, or sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

       There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor industry. In the future, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. The Company has from time to time received, and may in the future receive, communications alleging possible infringement of patents or other intellectual property rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company, which could have a material adverse effect on the Company. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company.

       INTERNATIONAL OPERATIONS. Approximately 28% and 25% of the Company's sales in the years ended December 31, 1995 and 1996, respectively, were attributable to sales outside the United States, primarily in Asia and Europe, and the Company expects that international sales will continue to represent a significant portion of its sales. In addition, the Company expects that a significant portion of its products will be manufactured by independent third parties in Asia. Therefore, the Company is subject to the risks of conducting business internationally, and both manufacturing and sales of the Company's products may be adversely affected by political and economic conditions abroad. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect the Company's ability to have products manufactured or sell products in foreign markets. The Company cannot predict whether quotas, duties, taxes, or other charges or restrictions will be imposed by the United States, Hong Kong, Japan, Taiwan, or other countries upon the importation or exportation of the Company's products in the future, or what effect any such actions would have on its relationship with NKK or other manufacturing sources, or its general business, financial condition and results of operations. In addition, there can be no assurance that the Company will not be adversely affected by currency fluctuations in the future. The prices for the Company's products are denominated in dollars. Accordingly, any increase in the value of the dollar as compared to currencies in the Company's principal overseas markets would increase the foreign currency-denominated sales prices of the Company's products, which may negatively affect the Company's sales in those markets. The Company has not entered into any agreements or instruments to hedge the risk of foreign currency fluctuations. Currency fluctuations in the future may also increase the manufacturing costs of the Company's products. Although the Company has not to date experienced any material adverse effect on its operations as a result of such international risks, there can be no assurance that such factors will not adversely impact the Company's general business, financial condition and results of operations.

       EMPLOYEES; MANAGEMENT OF GROWTH. The Company's future success will be heavily dependent upon its ability to attract and retain qualified technical, managerial, marketing and financial personnel. The Company has experienced a high degree of turnover in personnel, including at the senior and middle management levels. The competition for such personnel is intense and includes companies with substantially greater financial and other resources to offer such personnel. There can be no assurance that the Company will be able to attract and retain the necessary personnel, or successfully manage its expansion, and any failure to do so could have a material adverse effect on the Company.

       POTENTIAL VOLATILITY OF STOCK PRICE. The trading price of the Company's Common Stock is subject to wide fluctuations in response to variations in operating results of the Company and other semiconductor companies, actual or anticipated announcements of technical innovations or new products by the Company or its competitors, general conditions in the semiconductor industry and the worldwide economy, and other events or factors. The Company's stock traded from a high of $37.25 in August 1995 to a low of $1.31 in April 1997. In addition, the stock market has in the past experienced extreme price and volume fluctuations, particularly affecting the market prices for many high technology companies, and these fluctuations have often been unrelated to the operating performance of the specific companies. These market fluctuations may adversely affect the market price of the Company's Common Stock.

       ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue Preferred Stock that could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

                           PRICE RANGE OF COMMON STOCK

       The Common Stock is traded in the over-the-counter market on the Nasdaq National Market under the symbol "PRDM." The following table sets forth, for the Company's fiscal years indicated, the high and low last sale prices of the Common Stock as reported by the Nasdaq National Market.

                                                        High          Low
                                                        ----          ---
1995
    Second Quarter (from June 28, 1995)............    $23.25       $17.25
    Third Quarter..................................     37.25        22.25
    Fourth Quarter.................................     30.25        12.00

1996
    First Quarter..................................    $19.00        $8.25
    Second Quarter.................................     12.00         6.25
    Third Quarter..................................      7.38         3.88
    Fourth Quarter.................................      5.50         2.06

1997
    First Quarter..................................     $3.00        $1.38
    Second Quarter (through April 21, 1997)........      1.88         1.31


       On April 21, 1997, there were approximately 239 holders of record of the Common Stock. See the cover page of this Prospectus for the last sales price of the Common Stock reported on the Nasdaq National Market as of a recent date.

                                 USE OF PROCEEDS

       The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

       The following table sets forth certain information as of March 31, 1997 regarding the beneficial ownership of Common Stock by each of the Selling Stockholders and the Shares offered hereby by such Selling Stockholders.

                                                Shares                                           Shares
                                             Beneficially              Number of              Beneficially
                                              Owned Prior               Shares                 Owned After
                                            to Offering(1)           Being Offered             Offering(1)
                                         -------------------         -------------          -----------------
                                         Number      Percent                                Number    Percent
                                         ------      -------                                ------    -------

Vintage Products, Inc(2)............   1,600,000      22.1%           1,600,000                --        --%
   Arlozorv Street
   Telaviv, Israel

Chiang Lam(3).......................   1,350,000      18.7%           1,350,000                --        --

ACMA Limited(4).....................   1,300,000      18.0%           1,300,000                --        --
   17 Jurong Port Road
   Singapore 2261

Atmel Corporation...................     853,050      11.8%             853,050                --        --
   2125 O'Nel Drive
   San Jose, CA  95731

Angeliki Perlegos...................      14,000        *                14,000                --        --
Kris Chellam........................      12,000        *                12,000                --        --
Tsung-Ching Wu......................      12,000        *                12,000                --        --
Michael Ross........................      10,000        *                10,000                --        --
Krish Panu..........................       5,000        *                 5,000                --        --
Jack Peckham........................       5,000        *                 5,000                --        --
Steve Schumann......................       5,000        *                 5,000                --        --
Mike Sisois.........................       5,000        *                 5,000                --        --
Grahma Turner.......................       5,000        *                 5,000                --        --
Gust Perlegos.......................       3,000        *                 3,000                --        --
Mary Perlegos.......................       3,000        *                 3,000                --        --
Peter Babalis.......................       2,500        *                 2,500                --        --
Ralph Bohannon......................       2,500        *                 2,500                --        --
Gladwyn D'Souza.....................       2,500        *                 2,500                --        --
James Hu............................       2,500        *                 2,500                --        --
Saroj Pathak........................       2,500        *                 2,500                --        --
Charles Schleich....................       2,500        *                 2,500                --        --
Gust Perlegos as Custodian..........       2,000        *                 2,000                --        --
   for Archie Perlegos
Gust Perlegos as Custodian..........       2,000        *                 2,000                --        --
   for Nick Perlegos
Gust Perlegos as Custodian..........       2,000        *                 2,000                --        --
   for Pete Perlegos
Norman Hall.........................       1,250        *                 1,250                --        --
                                       ---------                      ---------

      Total.........................   3,904,300                      3,904,300
-------------
*      Less than 1%.

(1) Information with respect to beneficial ownership is based upon information obtained from the Selling Stockholders.


                                       13




(2) Represents up to a maximum of 1,600,000 shares of Common Stock issuable upon conversion of the Preferred Stock. For purposes of determining the number of Shares to be offered by Vintage for this Prospectus, the number of shares of Common Stock calculated to be issuable upon conversion of the Preferred Stock is based on a conversion price of $1.5244 which represents an average closing bid price of the Common Stock over five consecutive trading days. Such conversion price is used merely for the purposes of setting forth a number for this Prospectus and is greater than the average closing bid price over five consecutive trading days preceding April 21, 1997 which was $1.40. The number of shares of Common
       Stock issuable upon conversion of the Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company including, among other things, the future market price of the Common Stock. See "The Company--Recent
       Developments--Sale of Preferred Stock" and "Risk Factors--Potential
       Volatility of Stock Price."

       John Gainsford and Brian Bell are the directors of Vintage who share voting and investment power with respect to the shares of Common Stock held by Vintage.

(3) Includes 1,110,000 shares held by ACMA and 200,000 shares issuable upon exercise of outstanding warrants. Also includes 50,000 shares issuable upon exercise of outstanding warrants held by Mr. Lam. Mr. Lam is a consultant and advisor to ACMA. Mr. Lam disclaims beneficial ownership of the shares held by ACMA.

(4)    Includes 200,000 shares issuable upon exercise of outstanding warrants.
       ACMA is a publicly held Singapore Corporation. The directors of ACMA who share voting and investment power with respect to the shares held by ACMA are as follows: Quek Sim Pin, Executive Chairman; Tan Chee Jin; Tan Seng
       Tjie; Rai Rajen, Managing Director; Low Seow Chye; Kwok Chee Wai; Tan
       Keng Lin; and Chou Kong Seng, Finance Director. See note 3 above.

       Because a Selling Stockholder may offer by this Prospectus all or some part of the Common Stock which he or she holds, no estimate can be given as of the date hereof as to the amount of Common Stock actually to be offered for sale by a Selling Stockholder or as to the amount of Common Stock that will be held by a Selling Stockholder upon the termination of such offering. See "Plan of Distribution."


                              PLAN OF DISTRIBUTION

       Sales of the Shares may be effected by or for the account of the Selling Stockholders from time to time in transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by a Selling Stockholder may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

       The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

       The Company has agreed to bear all expenses of registration of the Shares (other than fees and expenses, if any, of counsel or other advisors to the Selling Stockholders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares.

                                  LEGAL MATTERS

       Certain legal matters with respect to the validity of Common Stock offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, Menlo Park, California.


                                     EXPERTS

       The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Paradigm Technology, Inc. for the year ended December 31, 1996, have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the Company's reorganization on June 21, 1994) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                       15